UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Optimal Group Inc.
(Name of Subject Company)

Optimal Group Inc.
Neil S. Wechsler
Gary S. Wechsler
Holden L. Ostrin
(Name of Person(s) Filing Statement)

Class “A” shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)

Leon P. Garfinkle
Senior Vice–President, General Counsel and Secretary
Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 800,
Montreal, Quebec, Canada, H3Z 3C1
(514) 738-8885
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the
Person(s) Filing Statement)

Copies to:

Warren M. Katz, Esq.	Jason J. Comerford, Esq.
Stikeman Elliott LLP	Osler, Hoskin & Harcourt LLP
1155 René-Lévesque Blvd. West, 40th Floor	620 8th Avenue, 36th Floor
Montréal, Québec H3B 3V2	New York, New York 10036
(514) 397-3000	(212) 867-5800
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☑	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation	$11,477,681	(1)	Amount of filing fee	$819 (2)

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $2.40 (i.e., the tender offer price) and (ii) 4,782,367, the maximum number of Class “A” shares of Optimal Group Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 5,148,735 Shares outstanding as of March 17, 2010 and 191,400 shares of Optimal Group Inc. Class “A” shares issuable upon the exercise of outstanding options and warrants, less the 405,576 Class “A” shares and 152,192 shares issuable upon the exercise of warrants already beneficially owned by 7293411 Canada Inc., its joint actors and its affiliates and associates.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$819	Filing Party:	7293411 Canada Inc.

Form or Registration No.:	Schedule TO-T	Date Filed:	March 31, 2010

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) initially filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2010 on behalf of Optimal Group Inc. (the “Company”), a company organized under the laws of Canada, and relates to the offer made by 7293411 Canada Inc. (the “Offeror”), a corporation established by Mr. Richard Yanofsky, President of WowWee Canada Inc., disclosed in the Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO filed with the SEC on March 31, 2010, as amended and supplemented by Amendment No. 1 thereto filed on April 6, 2010 and Amendment No. 2 thereto filed on May 6, 2010 (the “Schedule TO”) on behalf of the Offeror, Richard Yanofsky, Eric Lau Tung Ching, Francis Choi and Peter Yanofsky (together, the “Bidders”) in connection with the Offeror’s offer to purchase all of the outstanding Class “A” shares of the Company (the “Shares”) not currently owned by the Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants, at a price of US$2.40 per Share, subject to the terms and conditions set forth in the Offer to Purchase dated March 31, 2010, as amended and restated on May 6, 2010 (the “Amended Offer to Purchase”), which is incorporated by reference into the Schedule TO.
In addition, on March 31, 2010, the Company filed a Schedule 14D-9 Solicitation and Recommendation Statement, as amended on May 6, 2010 (the “Schedule 14D-9”) with the SEC in response to the Schedule TO, including the Directors’ Circular which is Exhibit (a)(2)(A) hereof (the “Directors’ Circular”). Pursuant to Instruction G of Schedule 13E-3, the information set forth in the Schedule 14D-9, including all exhibits and amendments thereto, is incorporated into this Amendment by reference.
All information contained in, or incorporated by reference into, this Amendment concerning each of the Company, Holden L. Ostrin, Neil S. Wechsler and Gary S. Wechsler and the Bidders was supplied by such person, each of whom takes no responsibility for the accuracy or completeness of information relating to any of the other persons.
The information in the Schedule 13E-3 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 13E-3 and the Amended Offer to Purchase, as applicable.
Item 1. Summary Term Sheet.
The information set forth in the section of the Amended Offer to Purchase entitled “Summary” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) The name, business address and business telephone number of each of the Senior Management Filing Persons is as follows: (i) Neil S. Wechsler, (ii) Gary S. Wechsler and (iii) Holden L. Ostrin. The business address and business telephone number of each of the Senior Management Filing Persons is Optimal Group Inc. 3500 de Maisonneuve Boulevard West Suite 800 Montreal, Quebec, H3Z 3C1 Tel: (514) 738-8885. Neil S. Wechsler is the Co-Chairman, Chief Executive Office and a Director of the Company. Holden L. Ostrin is the Co-Chairman and a Director of the Company. Gary S. Wechsler is the Treasurer and Chief Financial Officer of the Company.
(c)(3) and (4) None of the Senior Management Filing Persons has been convicted in a criminal proceeding during the last five years. None of the Senior Management Filing Persons was a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
(5) Neil S. Wechsler and Gary S. Wechsler are Canadian citizens. Holden L. Ostrin is a United States citizen.
Item 4. Terms of the Transaction.
(a) The information set forth in the Amended Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) through (c) The information set forth in the section of the Amended Offer to Purchase entitled “Background to the Offer” is incorporated herein by reference.
(e) The subsection of the Directors’ Circular entitled “Support Agreement – Termination Payment” is hereby amended by replacing the only paragraph of the subsection on page 31 with the following:
“Optimal has agreed to pay the Offeror the Termination Payment of $500,000 if (i) the Support Agreement is terminated by the Offeror pursuant to paragraph (g) set out under the heading “Termination” above, (ii) the Support Agreement is terminated by Optimal pursuant to paragraph (h) set out under the heading “Termination” above, or (iii) an Acquisition Proposal shall have been made to the Shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal and after such Acquisition Proposal shall have been made known, made or announced and not withdrawn, (a) fewer than 66 2/3% of the Shares shall have been deposited to the Offer and not withdrawn at the Expiry Date and (b) all other conditions to the Offer were satisfied at the Expiry Time, and (c) such Acquisition Proposal is completed within six months from the date of termination of the Offer.”
The section of the Directors’ Circular entitled “Support Agreement” is hereby amended by replacing the second paragraph of the section on page 27 with the following:
“The following is a summary of the material provisions of the Support Agreement. A copy of the Support Agreement has been filed with the Canadian securities authorities on SEDAR at www.sedar.com and with the SEC, as an exhibit to the Schedule 13E-3 and the Schedule 14D-9, at www.sec.gov/edgar. All capitalized terms used in this summary and not otherwise defined in this Directors’ Circular have the meanings ascribed to them in the Support Agreement.”
The subsection of the Directors’ Circular entitled “Relationship between the Offeror and Directors and Officers of Optimal – Settlement Agreement” is hereby amended by replacing the first paragraph of the subsection on page 32 with the following:
“The following is a summary of the material provisions of the Settlement Agreement. A copy of the Settlement Agreement has been filed with the Canadian securities authorities on SEDAR at www.sedar.com and with the SEC, as an exhibit to the Schedule 13E-3 and the Schedule 14D-9, at www.sec.gov/edgar. All capitalized terms used in this section and not otherwise defined in this Directors’ Circular have the meanings ascribed to them in the Settlement Agreement.”
The section of the Directors’ Circular entitled “Arrangements between Optimal and Directors and Officers of Optimal” is hereby amended by replacing the first paragraph of the section on page 34 with the following:
“The following is a summary of the material provisions of the Employment Agreements. Other than the Employment Agreements and the Settlement Agreement to which the Corporation has intervened, there is no agreement, commitment or understanding made or proposed to be made between Optimal and any of the directors or officers of Optimal pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or for their remaining in, or retiring from, office if the Offer is successful. Capitalized terms used in this section that are not defined in the Glossary have the meanings given to such terms in the Settlement Agreement.”
The subsection of the Directors’ Circular entitled “Arrangements between the Offeror and Security Holders of Optimal – Joint Bid Agreement” is hereby amended by replacing the first paragraph of the subsection on page 35 with the following:
“The following is a summary of the material provisions of the Joint Bid Agreement. A copy of the Joint Bid Agreement has been filed with the Canadian securities authorities on SEDAR at www.sedar.com and with the SEC, as an exhibit to the Schedule 13E-3 and the Schedule 14D-9, at www.sec.gov/edgar.”
The subsection of the Directors’ Circular entitled “Arrangements between the Offeror and Security Holders of Optimal – Loan Agreement and Escrow Agreement” is hereby amended by replacing the first paragraph of the subsection on page 36 with the following:
“The following is a summary of the material provisions of the Loan Agreement and the Escrow Agreement. A copy of the Loan Agreement has been filed with the SEC, as an exhibit to the Schedule 13E-3, at www.sec.gov/edgar.”
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) through (c) The information set forth in the section of the Amended Offer to Purchase entitled “Background to the Offer” is incorporated herein by reference.

Item 8. Fairness of the Transaction.
Senior Management Filing Persons
Holden L. Ostrin, Neil S. Wechsler and Gary S. Wechsler (the “Senior Management Filing Persons”) may be deemed to be filing persons in the going private transaction and, therefore, required to express their beliefs as to the substantive and procedural fairness of the Offer to unaffiliated shareholders of Optimal. The Senior Management Filing Persons are making the statements included in this subsection solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Senior Management Filing Persons believe that the Offer is substantively and procedurally fair to the unaffiliated Shareholders on the basis of the factors described below.
The Senior Management Filing Persons were not members of the Special Committee and did not participate in any deliberations of either the Board or the Special Committee.
The Senior Management Filing Persons believe that the Offer and transactions contemplated by the Settlement Agreement, including the transfer of the shares of OMSI to Senior Management Filing Persons, is both financially and procedurally fair to the unaffiliated Shareholders. However, the Senior Management Filing Persons have not performed, or engaged a financial advisor to perform, any valuation or other analysis for purposes of assessing the fairness of the Offer and transactions contemplated by the Settlement Agreement to unaffiliated Shareholders.
In making this determination Senior Management Filing Persons considered the following factors, among others, which Shareholders should consider in making a decision whether to accept the Offer:
(a)	Significant Premium to Shareholders. The fact that the closing price of the Shares on the NASDAQ on the last trading day prior to the Announcement Date, was $1.60. The Offer of $2.40 represents a premium of 50% over this closing price. The Offer also represents a premium of approximately 47% over the average closing price of the Shares on the NASDAQ for the 20 trading days preceding the Announcement Date.
(b)	Financial Means of Optimal. The fact that Optimal is not likely to have the financial means to pay in cash the Severance Payments in accordance with the Employment Agreements upon completion of the Offer.
(c)	Impediment to a Transaction. The fact that failure to settle the Severance Payments in the context of the Offer would have been an impediment to the completion of the Offer by the Offeror and Senior Management Filing Persons believe that the same impediment would apply with respect to any Superior Proposal. In addition, at the request of the Special Committee and its financial advisor, and subject to certain terms and conditions set out in the Settlement Agreement, Senior Management Filing Persons agreed that they would accept the same arrangement in connection with any Superior Proposal whether or not such Superior Proposal was made by an affiliate of Optimal. As a result, whether the Offer is consummated or Optimal accepts a Superior Proposal, Senior Management Filing Persons have agreed to facilitate any such transaction by agreeing to the same terms provided for under the Settlement Agreement.
(d)	Detailed Review and Arm’s Length Negotiations. The fact that the Special Committee, with assistance from its legal and financial advisors, conducted an extensive review of the Proposal and the New Proposal and conducted arm’s length negotiations with the Offeror of the key economic terms of the Offer and oversaw the negotiation of the other material terms of the Support Agreement.
(e)	Liquidity. The fact that there is limited liquidity for Shareholders in the trading of the Shares on the NASDAQ. The average daily trading volume of the Shares for the month and three months preceding the Announcement Date was only 12,295 and 11,032 Shares respectively, representing less than 1% of the issued and outstanding Shares. The Offer represents an attractive liquidity event for Shareholders in a thinly traded stock and at a significant premium with the added benefit of not having to pay brokerage fees or commissions for those who deposit their Shares directly with the Depositary.
(f)	Realize Immediate Value. The fact that the Settlement Agreement facilitated the decision of the Offeror to proceed with Offer which provides Shareholders with an all cash consideration and the opportunity to realize an immediate and certain value for their Shares. Senior Management Filing Persons agree with the Offeror that the immediate value crystallization is even more attractive when viewed against the risks inherent in any long term business plan of Optimal and given its recent lacklustre performance.
(g)	Fully Financed All Cash Offer. The fact that the Offer is not subject to obtaining any financing and the Offeror has the fully committed equity and debt capital sufficient to fund the entire consideration payable for the Shares.
(h)	Sufficient Time to Make a Decision. The fact that the Shareholders will have sufficient time to make a decision whether or not to tender because the Offer will remain open for 51 days (unless extended by the Offeror) and the Offeror announced its intention to make the Offer on March 17, 2010, significantly in advance of the date the Offer was launched. If the Offeror amends the Offer to include any material additional information, the Offeror will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow Shareholders to consider the amended information.

(i)	The Valuation. The fact that PwC has provided the Valuation concluding that, based on the information considered and valuation approaches utilized, (1) the fair market value of the Shares was in the range of $2.01 to $2.55 per Share; and (2) the rights foregone by Senior Management Filing Persons pursuant to their Employment Agreements exceed the assets transferred to and liabilities assumed by Senior Management Filing Persons as result of the transfer of the OMSI Shares by margin of $1,763,000 to $1,263,000. The price offered under the Offer is at the high end of the value range. The Valuation is summarized in, and a description of the other factors considered by the Special Committee in making the Determinations and recommendation described above are set forth in the Directors’ Circular, which has been filed with the SEC on Schedule 14D-9 and has been mailed to Shareholders. The Directors’ Circular contains important information and may include material non-public information that Optimal believes is necessary for Shareholders to make a decision with respect to the Offer. We urge all Shareholders to carefully review this document when it becomes available.
(j)	Fairness Opinion. Genuity has provided the Fairness Opinion to the Board of Directors and the Special Committee concluding that, based upon and subject to the analyses, assumptions, qualifications and limitations set out in such opinion, the consideration offered pursuant to the Offer is fair, from a financial point of view, to all Shareholders (other than the Offeror and its joint actors). The Fairness Opinion is summarized in and attached as an annex to the Directors’ Circular, which has been filed with the SEC on Schedule 14D-9 and has been mailed to the Shareholders. The Directors’ Circular contains important information and may include material non-public information that Optimal believes is necessary for Shareholders to make a decision with respect to the Offer. We urge all Shareholders to carefully review this document.
(k)	Recommendation of the Board of Directors. The fact that the Special Committee, after consulting with its legal and financial advisors and receiving (i) an opinion from its financial advisor to the effect that, subject to certain assumptions and qualifications, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to all Shareholders (other than the Offeror and its joint actors), and (ii) the formal valuation of the Shares prepared by PricewaterhouseCoopers LLP as required by MI 61-101, unanimously concluded that the consideration being offered under the Offer is fair from a financial point of view to holders of Shares other than the Offeror and its joint actors and recommended that the Board of Directors recommend that Shareholders ACCEPT the Offer. The Board of Directors (excluding Holden L. Ostrin and Neil S. Wechsler, who abstained from voting due to their interest in the transactions contemplated by the Settlement Agreement), unanimously concluded that based on the recommendation of the Special Committee and the factors referred to in the section of the Directors’ Circular, entitled “Reasons for Recommendation”, the consideration offered under the Offer is fair from a financial point of view to the Shareholders (other than the Offeror and its joint actors) and has recommended that the Shareholders accept the Offer and tender their Shares to the Offer.
Senior Management Filing Persons also considered the following factors, each of which they considered negative in their considerations concerning the fairness of the terms of the Offer:
(a)	Offer Price. The fact that the Offeror’s financial interest in acquiring the Shares for a low price is adverse to the financial interest of Shareholders in selling their Shares for a high price.
(b)	Cease to Participate in Future Value. The fact that the value of Optimal and OMSI may increase over time. Any Shareholder who tenders its Shares in the Offer will cease to participate in future earnings or growth, if any, of Optimal (including OMSI) and will not benefit from increases, if any, in Optimal’s value (including OMSI’s value), including any increases due to a general economic recovery.
(c)	Taxable Transaction. As described in Section 15 of this Circular, “Certain Canadian Federal Income Tax Considerations” and Section 16 of this Circular, “Certain U.S. Federal Income Tax Considerations”, the Offer will be a taxable transaction to selling Shareholders.
Senior Management Filing Persons did not find it practicable to assign, nor did they assign, specific relative weights to the individual factors considered in reaching their conclusion as to fairness with respect to the Offer and to the transactions contemplated by the Settlement Agreement. In reaching its conclusion as to fairness, the Senior Management Filing Persons did not consider net book value, which is an accounting concept, as a factor because they believe that net book value is not a material indicator of the value of OMSI as a going concern but rather is indicative of historical costs. No appraisal of liquidation value was sought for purposes of valuing the OMSI shares as the Senior Management Filing Persons believe that the liquidation value of OMSI is irrelevant to a determination as to whether the Offer is fair to Shareholders.
In the Senior Management Filing Persons’ view, the fact that the Special Committee received the Valuation stating that, subject to the restrictions, limitations and assumptions described in its report, the fair market value of the Shares ranges between $2.01 and $2.55 per share and its discussions with, and the written opinion of Genuity, dated March 16, 2010, to the effect that, as of such date and based upon and subject to certain assumptions or qualifications, the consideration to be received pursuant to the Offer is fair, from a financial point of view, to all the Shareholders (other than the Offeror and its joint actors) supports Senior Management Filing Persons’ conclusion that the consideration to be received pursuant to the Offer and the transaction contemplated by the Settlement Agreement is fair from a financial point of view.
None of the Senior Management Filing Persons received advice from the Special Committee’s legal or financial advisors as to the financial or procedural fairness of the Offer or the transactions contemplated by the Settlement Agreement. No Senior Management Filing Person received any report, opinion or appraisal from any outside party.

The foregoing list of factors is not intended to be exhaustive. Shareholders should consider the Offer and transactions contemplated by the Offer and the Settlement Agreement carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors. See Section 15 of this Circular, “Certain Canadian Federal Income Tax Considerations” and Section 16 of this Circular, “Certain U.S. Federal Income Tax Considerations”.
The Senior Management Filing Persons believe that these factors provide a reasonable basis for their belief that the Offer is substantively and procedurally fair to the unaffiliated Shareholders. The Senior Management Filing Persons do not make any recommendation in any capacity as to whether shareholders of Optimal should tender their shares to the Offer.
(b) The section of the Directors’ Circular entitled “Recommendation of the Special Committee” is hereby amended and supplemented by adding the following new statements after the third paragraph thereof on page 14:
“Although the Special Committee did review the historical trading prices, which traded at values as high as $3.50 at the beginning of fourth quarter of 2009, it did not give this factor strong weight when assessing the fairness of the Offer consideration because the Shares are thinly traded and because the continued sharp decline of Optimal’s business prospects during the last quarter of 2009 and the first quarter of 2010 made those prior trading values no longer relevant.
In addition, the net book value of the Shares was considered but determined not to be an accurate metric to determine the fairness of the Offer price because Optimal’s precarious financial condition, declining cash balance and the relative importance of Optimal’s intangible assets rendered this metric unreliable. Similarly, the going concern value was considered but determined not to be a relevant factor because Optimal’s lack of funds and funding options and the resulting effect on its viability as a going concern did not permit for such a going concern analysis. Liquidation value was not given weight because of the low levels of Optimal’s tangible assets and low value of the remaining payment processing assets and the high severance payment obligations relative to transaction value.”
(d) through (f) The information set forth in the section of the Amended Offer to Purchase entitled “Background to the Offer” is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations.
(a) and (b) The information set forth in the section of the Amended Offer to Purchase entitled “Background to the Offer” is incorporated herein by reference.
(b) The subsection of the Directors’ Circular entitled “Summary of Valuation and Fairness Opinion – Projections provided by Optimal to Genuity and PwC” is hereby amended and supplemented by adding the following new statement after the first paragraph of the subsection on page 26:
“Forecast information provided by Optimal to Genuity and PwC consisted of budgeted WowWee net sales revenue for 2010 of between $70.0 million and $97.8 million, selling general and administrative expenses of $25.0 million and a range of EBITDA from $4.1 million to a negative EBITDA of $4.0 million. Optimal management also provided an estimate of 2009 sales of $66 million and a negative EBITDA for the WowWee business of $12.4 million for the fourth quarter of 2009.
In addition, Optimal provided forecast information to Genuity and PwC showing cash on hand as going from $18.4 million at December 31, 2009 to $7.9 million at June 30, 2010; accounts receivable going from $25.1 million at December 31, 2009 to $6.4 million at June 30, 2010; and inventories going from $15.5 million at December 31, 2009 to $12.8 million at June 30, 2010.”
Item 15. Additional Information.
The information set forth in the Amended Offer to Purchase is incorporated herein by reference.

The section of the Directors’ Circular entitled “Notice to Shareholders in the United States” is hereby amended by replacing the last two sentences of the first paragraph of the section on page i with the following:
“In connection with this transaction, the Offeror, Mr. Richard Yanofsky, Mr. Peter Yanofsky and Mr. Eric Lau Tung Ching have filed with the United States Securities and Exchange Commission (the “SEC”) a transaction statement (the “Schedule 13E-3”) under Section 13(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13e-3 of the Exchange Act and Optimal has filed with the SEC a solicitation/recommendation statement (the “Schedule 14D-9”) under Section 14(d)(4) of the Exchange Act and Rule 14d-9 of the Exchange Act. The Schedule 13E-3 and Schedule 14D-9 incorporate portions of this Directors’ Circular.”
Item 16. Exhibits.
Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(a)(1)(F)	Notice of Change and Variation and Amended and Restated Offer to Purchase for Cash, dated May 6, 2010 (incorporated by reference to Exhibit (a)(1)(F) of Amendment No. 2 to Schedule TO filed by the Offeror, Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi on May 6, 2010).

(c)(3)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated January 27, 2010.

(c)(4)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated February 2, 2010.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTIMAL GROUP INC.

/s/ Neil S. Wechsler By: Neil Wechsler
Title: Co-Chairman and Chief Executive Officer

/s/ Neil S. Wechsler Neil S. Wechsler

/s/ Gary S. Wechsler Gary S. Wechsler

/s/ Holden L. Ostrin Holden L. Ostrin
Date: May 6, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(B)	Letter of Transmittal, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(F)	Notice of Change and Variation and Amended and Restated Offer to Purchase for Cash, dated May 6, 2010 (incorporated by reference to Exhibit (a)(1)(F) of Amendment No. 2 to Schedule TO filed by the Offeror, Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi on May 6, 2010). (1)

(a)(2)(A)	Directors’ Circular, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9 filed by the Company on March 31, 2010). (1)

(a)(2)(B)	Press Release issued by the Company, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by the Offeror and the Company on March 17, 2010). (1)

(b)(1)	Loan Agreement, dated February 24, 2010, by and among Francis Choi and the Offeror (incorporated by reference to Exhibit 1 of the Offeror’s Schedule 13D filed on March 23, 2010). (1)

(b)(2)	Deed of Guarantee and Indemnity, dated February 24, 2010, by Peter Yanofsky, Richard Yanofsky and Eric Lau Tung Ching in favour of Francis Choi (incorporated by reference to Exhibit (b)(2) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(c)(1)	Opinion of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated March 16, 2010 (incorporated by reference to Exhibit (c)(1) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(c)(2)	Valuation Report of PricewaterhouseCoopers LLP, dated March 12, 2010 (incorporated by reference to Exhibit (c)(2) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(c)(3)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated January 27, 2010. (2)

(c)(4)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated February 2, 2010. (2)

Exhibit No.	Description
(d)(1)	Support Agreement, dated March 16, 2010, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on March 23, 2010). (1)

(d)(2)	Disclosure Letter for Support Agreement dated March 16, 2010 (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed on March 23, 2010). (1)

(d)(3)	Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on March 23, 2010). (1)

(d)(4)	Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau, Francis Choi and the Offeror (incorporated by reference to Exhibit (e)(4) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(f)	Sections 206 to 206.1 of the Canada Business Corporations Act (incorporated by reference to Exhibit (f)(1) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(g)	Not applicable.

(1)	Previously filed.

(2)	Filed herewith.